UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  Schedule 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 1)

                          AssuranceAmerica Corporation
                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
                         (Title of Class of Securities)

                                   04621M 1 02
                                 (CUSIP Number)

                               Lawrence Stumbaugh
                          AssuranceAmerica Corporation
                                  RiverEdge One
                          5500 Interstate North Parkway
                                    Suite 600
                             Atlanta, Georgia 30328
                                 (770) 933-8911
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  July 2, 2003
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. |_|

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 04621M 1 02                 13D                      Page 2 of 8 Pages

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

     Sercap Holdings, LLC
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  |_|
                                                                 (b)  |_|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     OO (Conversion of Stock)
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   |_|


--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Georgia
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

                    42,390,000
               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        0
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           42,390,000
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    0
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     42,390,000
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  |_|


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     93.8%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     OO (Limited Liability Company)
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 04621M 1 02                 13D                      Page 3 of 8 Pages

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

     Guy W. Millner
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  |_|
                                                                 (b)  |_|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     OO (Conversion of Stock)
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   |_|


--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States of America
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

                    37,080,653
               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        0
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           37,080,653
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    0
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     37,080,653
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  |_|


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     82.1%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     IN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 04621M 1 02                 13D                      Page 4 of 8 Pages

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

     Lawrence Stumbaugh
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  |_|
                                                                 (b)  |_|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     OO (Conversion of Stock)
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   |_|


--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States of America
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

                    5,309,347
               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        0
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           5,309,347
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    0
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     5,309,347
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  |_|


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     11.8%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     IN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 04621M 1 02                 13D                      Page 5 of 8 Pages

      This Amendment No. 1 hereby amends and supplements that certain Statement on Schedule 13D filed on April 11, 2003, by Sercap Holdings, LLC, Guy W. Millner and Lawrence Stumbaugh relating to the common stock, par value $0.01 per share, of AssuranceAmerica Corporation, a Nevada corporation, as follows:

Item 1. Security and Issuer

      Item 1 is hereby amended and restated to read in its entirety as follows:

      "This Schedule 13D relates to the common stock, par value $0.01 per share (the "Common Stock"), of AssuranceAmerica Corporation, a Nevada corporation (the "Issuer"). The Issuer's principal executive offices are located at RiverEdge One, 5500 Interstate North Parkway, Suite 600, Atlanta, Georgia 30328."

Item 2. Identity and Background

      Item 2 is hereby amended and restated to read in its entirety as follows:

      "This statement is being filed jointly by Sercap Holdings, LLC ("Sercap"), Guy W. Millner and Lawrence Stumbaugh (each individually, a "Reporting Person" and, collectively, the "Reporting Persons").

      Sercap is a limited liability company organized under the laws of the State of Georgia, with its principal place of business and principal office located at 3535 Piedmont Road, N.E., Suite 440, Atlanta, Georgia 30305. Sercap is an insurance-based holding company. Guy W. Millner, Lawrence Stumbaugh and MI Holdings, Inc., a Georgia corporation, are the members of Sercap. Messrs. Millner and Stumbaugh also serve on Sercap's Board of Directors.

      Guy W. Millner is a citizen of the United States of America, and his business address is RiverEdge One, 5500 Interstate North Parkway, Suite 600, Atlanta, Georgia 30328. Mr. Millner's present occupation is Chairman of the Board of Directors of the Issuer and of Sercap.

      Lawrence Stumbaugh is a citizen of the United States of America, and his business address is RiverEdge One, 5500 Interstate North Parkway, Suite 600, Atlanta, Georgia 30328. Mr. Stumbaugh's present occupation is as Chief Executive Officer and President of the Issuer and of Sercap.

      MI Holdings, Inc. is a corporation organized under the laws of the State of Georgia, with its principal place of business located at 3535 Piedmont Road, N.E., Suite 440, Atlanta, Georgia 30305. MI Holdings, Inc. is an insurance-based holding company, but also holds certain interests in Neighborhood Variety Stores, LLC, a retail craft chain located in Florida. Mr Millner serves as the Chairman of MI Holdings, Inc. and may be deemed to control MI Holdings, Inc.

      During the last five years, to the best of their knowledge, none of the Reporting Persons have been convicted in a criminal proceeding, excluding traffic violations or similar misdemeanors, or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future

CUSIP No. 04621M 1 02                 13D                      Page 6 of 8 Pages

violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws."

Item 3. Source and Amount of Funds or Other Consideration

      Item 3 is hereby amended and restated to read in its entirety as follows:

      "On April 1, 2003, pursuant to the terms of an Agreement and Plan of Merger and Reorganization by and among the Issuer, AAHoldings Acquisition Sub, Inc., AAHoldings, LLC and AssuranceAmerica dated April 1, 2003 (the "Merger Agreement"), all shares of the common stock of AssuranceAmerica Corporation, a Georgia corporation ("AssuranceAmerica"), held by Sercap automatically converted into 19,344,617 shares of Common Stock.

      On July 2, 2003, pursuant to the terms of the Merger Agreement, all shares of AssuranceAmerica's Series A Converting Preferred Stock held by Sercap automatically converted into 23,045,383 shares of Common Stock upon the effectiveness of an amendment to the Issuer's Articles of Incorporation increasing the number of authorized shares of Common Stock."

Item 4. Purpose of Transaction

      Item 4 is hereby amended and restated to read in its entirety as follows:

      "(b) The Reporting Persons acquired the Common Stock as a result of and pursuant to a merger between AssuranceAmerica and a wholly-owned subsidiary of the Issuer, the purpose of which was to facilitate the Issuer's entrance into the property and casualty insurance industry (the "Merger").

      To effect the Merger, a newly-formed subsidiary of the Issuer, AAHoldings Acquisitions Sub, Inc., a Georgia corporation, merged with and into AssuranceAmerica, a property and casualty-oriented insurance holding company, which currently focuses on the non-standard automobile insurance markets. As a result of the Merger, AssuranceAmerica became the surviving subsidiary of the Issuer.

      Pursuant to the terms of the Merger Agreement, on April 1, 2003, all of AssuranceAmerica's common stock held by Sercap automatically converted into 19,344,617 shares of Common Stock and on July 2, 2003, all of AssuranceAmerica's Series A Converting Preferred Stock held by Sercap automatically converted into 23,045,383 shares of Common Stock."

      (e) See (b) above.

Item 5. Interest in Securities of the Issuer

      Item 5 is hereby amended by replacing subsections(a) through (c) thereof with the following:

      "(a) The following calculations are based on the Issuer having 45,171,090 shares of Common Stock issued and outstanding as of the date hereof.

CUSIP No. 04621M 1 02                 13D                      Page 7 of 8 Pages

      Sercap beneficially owns 42,390,000 shares of Common Stock, which represents approximately 93.8% of the outstanding Common Stock.

      Guy Millner indirectly beneficially owns 37,080,653 shares of Common Stock held by Sercap, which represents approximately 82.1% of the outstanding Common Stock. Mr. Millner is deemed an indirect beneficial owner of shares of Common Stock beneficially owned by Sercap by virtue of his approximately 82.5% direct membership interest in Sercap and his 5.0% membership interest in Sercap through MI Holdings, Inc.

      Lawrence Stumbaugh indirectly beneficially owns 5,309,347 shares of Common Stock held by Sercap, which represents approximately 11.8% of the outstanding Common Stock. Mr. Stumbaugh is deemed an indirect beneficial owner of shares of Common stock beneficially owned by Sercap by virtue of his approximately 12.5% membership interest in Sercap.

      (b) Sercap holds the sole power to vote and dispose of or to direct the disposition of 42,390,000 shares of Common Stock.

      Guy Millner holds the sole power to vote and dispose of, or to direct the disposition of 37,080,653 shares of Common Stock held by Sercap, which includes 2,119,500 shares indirectly controlled by Mr. Millner through MI Holdings, Inc.

      Lawrence Stumbaugh holds the sole power to vote and dispose of or to direct the disposition of 5,309,347 shares of Common Stock held by Sercap.

      (c) On July 2, 2003, pursuant to the terms of the Merger Agreement, all shares of AssuranceAmerica's Series A Converting Preferred Stock held by Sercap automatically converted into 23,045,383 shares of Common Stock upon the effectiveness of an amendment to the Issuer's Articles of Incorporation increasing the number of authorized shares of Common Stock."

Item 6. Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer

      Item 6 is hereby amended by adding the following to the end thereof:

      "The Issuer has issued certain unsecured promissory notes to Sercap. The notes accrue interest at a rate of 8.0% per annum. As of October 24, 2003, the amount of outstanding principal and accrued interest under such notes totaled approximately $7.0 million. As permitted under the notes, the Issuer has made no payments of accrued interest on such notes since the date of issuance. The notes provide for the repayment of principal beginning in December 2004 in an amount equal to the greater of $500,000 or an amount equal to 25% of the Issuer's net income after tax, plus non-cash items, less working capital. However, the notes also permit the Issuer to postpone any and all payments under the notes without obtaining the consent of, and without giving notice or paying additional consideration to, Sercap. Sercap intends to convert $1.5 million of the outstanding principal and accrued interest under such notes into 3.0 million shares of Common Stock upon the closing of a certain private placement of Common Stock."

CUSIP No. 04621M 1 02                 13D                      Page 8 of 8 Pages

                                   SIGNATURES

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

      Date: October 31, 2003                     SERCAP HOLDINGS, LLC


                                                 By: /s/ Guy W. Millner
                                                     ---------------------------
                                                     Guy W. Millner, Manager


      Date: October 31, 2003                     /s/ Guy W. Millner
                                                 -------------------------------
                                                  GUY W. MILLNER


      Date: October 31, 2003                    /s/ Lawrence Stumbaugh
                                                --------------------------------
                                                LAWRENCE STUMBAUGH

ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. ss.1001).